July 16, 2010
VIA EDGAR AND FACSIMILE
Mr. H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	FirstEnergy Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 25, 2010
File No. 333-165640
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter dated July 8, 2010 to Leila L. Vespoli, Esq., Executive Vice President and General Counsel of FirstEnergy Corp. (“FirstEnergy”) with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed merger between FirstEnergy and Allegheny Energy, Inc. (“Allegheny Energy”). On behalf of FirstEnergy and Allegheny Energy, we are authorized to provide the response contained in this letter.
Pursuant to conversations with the Staff, we have filed an updated pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) simultaneously with this response. In addition, as indicated in our previous responses, Exhibits 5.1, 8.1 and 8.2 have been filed with Amendment No. 4 and each such exhibit has been dated and executed as of July 16, 2010, the anticipated effective date of the Registration Statement.
Thank you for your consideration. If you have any questions, please do not hesitate to contact me at (202) 887-4110 or Zachary N. Wittenberg at (202) 887-4592.

Sincerely,
/s/ Rick L. Burdick
Rick L. Burdick

cc:	Leila L. Vespoli, Esq.
Paul J. Evanson
David Feinberg, Esq.
Michael P. Rogan, Esq.
Pankaj K. Sinha, Esq.